745 Seventh Avenue

            New York, NY 10019

            United States


February 14, 2023

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

             Re: Anzu Special Acquisition Corp I (File No.: 001-40133)


To whom it may concern:

     Barclays Capital Inc. (   Barclays   ) was informed that Anzu Special
Acquisition Corp I (the    Company   )
intends to pursue a business combination with Envoy Medical Corporation or one of its affiliate(s) (the
   Target   ) (the    Business Combination   ). Barclays has not been engaged
by the Company, the sponsor or
the Target regarding the Business Combination. However, because Barclays served as one of the
Company   s underwriters on its initial public offering (the    IPO   ),
Barclays will be entitled to its portion of the back-end fee if the Business Combination is consummated.

    Barclays, BofA Securities, Inc. and the Company previously entered into an
(i) underwriting agreement,
dated March 1, 2021 (the    Underwriting Agreement   ) and (ii) engagement
letter dated February 23, 2021
(the    Engagement Letter   ), in each case, related to the Company   s IPO
that entitles Barclays to a portion of
the Deferred Discount (as defined in the Underwriting Agreement and the Engagement Letter). Barclays informed the Company that it has waived any rights it has to the Deferred Discount solely as it relates to the Business Combination. A copy of that waiver letter is enclosed.

    A merger proxy/registration statement for the Business Combination has been filed with the Securities and Exchange Commission but has not yet been declared effective as of the date of this letter.

This letter is to advise you that, effective as of February [ ], 2023, Barclays
(i) waived any Deferred Discount
solely with respect to the Business Combination and (ii) has resigned from, or ceased or refused to act in, every capacity and relationship in which we may be described in any registration statement and merger proxy with respect to the Business Combination as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa)
or (B) for which consent is required under Section 7 of the Securities Act of 1933, as amended (the
   Securities Act   )) with respect to the Business Combination.

    Therefore, we hereby advise you and the Company, that pursuant to Section 11(b)(1) of the Securities
Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the
Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates
(within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the registration statement/merger proxy with respect to the Business Combination. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section
2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the
Business Combination.




29225864V2
                                                          Sincerely,

                                                         BARCLAYS CAPITAL INC.



                                                         By:
_____________________
                                                         Name: Amit Chandra
                                                         Title: Managing
Director



Enclosed: Client waiver letter dated February 14, 2023